701 George Washington Highway Lincoln, RI 02865 Tel.: (401) 333-0610 Fax: (401) 333-0659 jnewmin@aol.com	W. Gerald Newmin Co-Chairman & Chief Executive Officer

June 10, 2005

Mr. Alan Morris Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Reference:	MultiCell Technologies, Inc. Registration Statement on Form SB-2 File No. 333-118170

Dear Mr. Morris:

Pursuant to the provision of Rule 477(a) of Regulation C of the Securities Act of 1933, as amended (the "Act"), MultiCell Technologies, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of its Registration Statement on Form SB-2 filed with the SEC on September 7, 2004, as amended, (File No.: 333-118170).

This request is being made due to the Company's filing and the subsequent effectiveness of a Registration Statement on Form SB-2 on May 12, 2005 (File No. 124873) which includes a combined prospectus under Rule 429 of the Act that includes the shares of common stock that remain unsold under Registration Statement number 333-118170.

We appreciate your assistance. If you have any questions or need any additional information, please feel free to contact me at (401) 333-0610.

Respectfully submitted,

MultiCell Technologies, Inc.

By:

W. Gerald Newmin Co-Chairman and Chief Executive Officer

cc:	Julie M. Robinson, Esq.